3/10/14

[redacted]

14046574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49596

FACING PAGE

FEB 27 2014

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square
(No. and Street)

Hartford (City)	CT (State)	06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Guerin — 312-525-7129 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

155 N. Wacker Dr. (Address)	Chicago (City)	IL (State)	60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John C Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Linda Kloempken
Notary Public State of Illinois
My Commission Expires 02/11/2018

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Members
UBS Fund Services (USA) LLC

We have audited the accompanying financial statements of UBS Fund Services (USA) LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 25, 2014

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	132,831
Prepaid expenses		39,381
FINRA deposits		8,779
Total assets	$	180,991
Liabilities and members' capital		
Liabilities:		
Accrued expenses	$	45,858
Total liabilities		45,858
Members' capital		135,133
Total liabilities and members' capital	$	180,991

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2013

Revenues:	
Allocated registered representatives revenue – Realty	$ 1,464,436
Service fee income – Realty	106,764
Interest income	271
Total revenue	1,571,471
Expenses:	
Allocated registered representatives costs – Realty	1,464,436
Professional fees	71,744
Registration fees	47,862
General and administrative expenses	2,296
Total expenses	1,586,338
Net loss	$ (14,867)

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

	Member's Capital – Realty	Member's Capital – ARI	Total
Balance at December 31, 2012	$ 264,801	$ 2,676	$ 267,477
Net loss	(14,718)	(149)	(14,867)
Dividend	(116,302)	(1,175)	(117,477)
Balance at December 31, 2013	$ 133,781	$ 1,352	$ 135,133

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net loss	$ (14,867)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Due from affiliate	112,836
Prepaid expenses	(4,571)
FINRA deposits	(4,732)
Accrued expenses	45,858
Net cash provided by operating activities	134,524
Financing activities	
Dividends paid	(117,477)
Increase in cash	17,047
Cash at beginning of year	115,784
Cash at end of year	$ 132,831

See accompanying notes.

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 99% member interest in Fund Services. ARI Acquisition Corporation (ARI), a Massachusetts corporation, holds the remaining 1% member interest. Realty and ARI (the Members) are both indirect, wholly owned subsidiaries of UBS AG. Net income is allocated to the Members pro rata based on their percentage interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Income Taxes

Fund Services is taxed as a partnership for federal and state income tax purposes. As such, Fund Services is not subject to federal or state income taxes. Each member of Fund Services is required to report on its federal and state income tax returns its distributive share of Fund Services' income, gains, losses, deductions, and credits. Fund Services applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, and presented. As of December 31, 2013, Fund Services has determined that it has no material uncertain tax positions, interest, or penalties as defined with FASB ASC 740, and accordingly, Fund Services has concluded that no additional disclosures are required.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $100,000 or the product of a transaction based fee. All service fees included in the accompanying statement of operations were earned from Realty under the Agreement.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. Net capital totaled $86,972 at December 31, 2013, which was $81,972 in excess of required net capital. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

Supplementary Information

UBS Fund Services (USA) LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2013

Members' capital	$	135,133
Less non-allowable assets (see schedule on following page)		(48,161)
Net capital	$	86,972
Aggregate indebtedness	$	45,858
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $45,858)	$	5,000
Excess net capital	$	81,972

There are no material differences between the amounts presented above and the amounts presented in Fund Services' December 31, 2013, unaudited FOCUS Part IIA filing.

UBS Fund Services (USA) LLC

Detail of Non-Allowable Assets

December 31, 2013

Non-allowable assets:		
Prepaid expenses	$	39,382
FINRA deposits		8,779
Total	$	48,161

UBS Fund Services (USA) LLC

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2013

The activities of Fund Services are limited to those prescribed in subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such rule.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Building a better working world

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
UBS Fund Services (USA) LLC

In planning and performing our audit of the financial statements of UBS Fund Services (USA) LLC (Fund Services), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Fund Services' internal control. Accordingly, we do not express an opinion on the effectiveness of Fund Services' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Fund Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Fund Services has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Fund Services' practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2014

Report of Independent Accountants on Applying Agreed-Upon Procedures

FEB 27 2014

To the Members and Management of UBS Fund Services (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the Members and management of UBS Fund Services (USA) LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating UBS Fund Services (USA) LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. UBS Fund Services (USA) LLC's management is responsible for UBS Fund Services (USA) LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049596 FINRA DEC
UBS FUND SERVICES (USA) LLC 10*10
10 STATE HOUSE SQ 15TH FL
HARTFORD CT 06103-3604

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1
   B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
   ______________ Date Paid
   C. Less prior overpayment applied (150)
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ (149)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ Ø
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Fund Services (USA) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

____
(Title)

Dated the 24 day of Feb, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,571,471
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimb. from Parent (Deductions in excess of $100,000 require documentation)	1,571,200
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,571,200
2d. SIPC Net Operating Revenues	$ 271
2e. General Assessment @ .0025	$ 1
	(to page 1, line 2.A.)